Filed by: IESI-BFC Ltd.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Waste Services, Inc.
Exchange Act File Number of Subject Company: 000-25955
Forward-Looking Statements
     This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, Waste Services, Inc.’s and IESI-BFC Ltd.’s expectations with respect to the synergies, efficiencies, overhead savings, costs and charges and capitalization, anticipated financial impacts of the transaction; approval of the transaction by stockholders; the satisfaction of the closing conditions to the transaction; and the timing of the completion of the transaction.
     These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by Waste Services, Inc. stockholders; the ability to realize the expected synergies resulting for the transaction in the amounts or in the timeframe anticipated; the ability to integrate Waste Services, Inc.’s businesses into those of IESI-BFC Ltd. in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause IESI-BFC Ltd.’s and Waste Services, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2008 Annual Report on Form 10-K for Waste Services, Inc. and the Registration Statement on Form F-10, as amended, of IESI-BFC Ltd. filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet web site (www.sec.gov). Waste Services, Inc. cautions that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning Waste Services, Inc., IESI-BFC Ltd., the transaction or other matters and attributable to Waste Services, Inc. or IESI-BFC Ltd. or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Waste Services, Inc. and IESI-BFC Ltd. do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this communication, except as required by law.
Additional Information About the Transaction and Where to Find It
     In connection with the proposed transaction, IESI-BFC Ltd. will file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Waste Services, Inc. and that also constitutes a prospectus of IESI-BFC Ltd. Waste Services, Inc. will mail the proxy statement/prospectus to its stockholders. Waste Services, Inc. and IESI-BFC Ltd. urge investors and security holders to read the proxy statement/prospectus, including any amendments thereto and any other information filed with the SEC, regarding the proposed transaction when such filings become available because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from IESI-BFC Ltd.’s website (www.iesi-bfc.com) or from Waste Services, Inc.’s website (www.wasteservicesinc.com) or by directing a request to IESI-BFC Ltd., 135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, Attention: Investor Relations, (416) 401-7729, or to Waste Services, Inc., Shareholder Relations, 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237.
Proxy Solicitation
     IESI-BFC, Ltd., Waste Services, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.

Information regarding IESI-BFC Ltd.’s directors and executive officers is available in its Registration Statement on Form F-10, which was filed with the SEC on May 14, 2009. Information regarding Waste Services, Inc.’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 26, 2009, and its 2009 definitive proxy statement for its most recent annual meeting, which was filed on the SEC’s internet website (www.sec.gov) on April 29, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents from Waste Services, Inc. and IESI-BFC Ltd. using the contact information above.
     IESI-BFC Ltd. filed the agreements related to the transaction under cover of a Form 6-K on November 16, 2009. The Agreement and Plan of Merger, dated November 11, 2009, by and among IESI-BFC Ltd., IESI-BFC Merger Sub, Inc. and Waste Services, Inc., the Voting Agreement, dated November 11, 2009, between IESI-BFC Ltd. and Westbury (Bermuda) Ltd., the Voting Agreement, dated November 11, 2009, by and among IESI-BFC Ltd., Gary W. DeGroote and GWD Management, Inc., the Voting Agreement, dated November 11, 2009, by and among IESI-BFC Ltd., Kelso Investment Associates VI, L.P. and KEP VI, LLC and the Material Change Report dated November 16, 2009 (Incorporated by reference to Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5 of the Form 6-K filed by IESI-BFC Ltd. with the SEC on November 16, 2009) are hereby incorporated by reference in their entirety into this filing.